UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 June 20, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS ACQUIRES EM COMPANY MTEM LIMITED

JUNE 20, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ('PGS') (OSE and NYSE:
PGS) announced today that it has entered into a definitive agreement to acquire MTEM Limited ('MTEM'), a provider of electromagnetic (EM) services used to detect the presence of hydrocarbons, for a price of USD 275 million on a debt free basis. USD 18 million of the purchase price is to be settled in PGS shares. A total of USD 18 million of the total consideration (USD 9 million of each the cash and share consideration) will be paid over time as deferred payment to management shareholders.

MTEM(R) - an abbreviation for Multi-Transient Electro-Magnetic - has developed a unique, breakthrough, cable-based EM technology with demonstrated, strong results in commercial operations. The company is the only player to offer a complete EM acquisition and processing technique both offshore and onshore, including in Transition Zone environments.

MTEM is a robust, patent protected technology and the company currently has several supplementary patent applications pending. The technology is highly complementary to PGS' own development of towed EM, the technologies together positioning PGS to address the emerging EM market.

MTEM was established in 2004 as a spin-out from the University of Edinburgh, Scotland. MTEM's technology is differentiated from competing EM technologies in that it is cable based, not node based, hence allowing acquired data to be accessed real-time. This provides the possibility to continue recording data until the quality is satisfactory before moving the equipment, reducing the risk of having to repeat the process and improving on time to delivery. Experienced personnel from international oilfield service and seismic companies have recently been recruited into the company and the integration of MTEM into PGS' global business platform will further bolster the commercial acumen within the business. MTEM currently operates two onshore crews and one offshore crew. It has its headquarters in Edinburgh, Scotland and has 67 employees and satellite offices in Houston, Calgary and Aberdeen. The company is in the early phase of commercialization, posting revenues in the first quarter 2007 of approximately GBP 1.5 million (unaudited).

MTEM is currently owned by Energy Ventures, HitecVision and Scottish Equity Partners, each holding approximately 22% of the shares, and by MTEM management and the University of Edinburgh, holding the remaining 35% shares. After the acquisition, PGS will own 100% of the company.

PGS Group President of Data Processing and Technology, Sverre Strandenes, stated the following:

"Through the acquisition of MTEM, PGS is accelerating its entry into the high growth EM market. Being the only player to offer a complete EM acquisition and processing technique both offshore and onshore, we believe the company to be a perfect fit within PGS. MTEM's technology will help accelerate the development of our own towed EM technology, enabling PGS to offer a unique total service offering comprising seismic and EM in all environmental settings. We believe that the current MTEM technology delivers the highest resolution within EM, and we are extremely impressed by the company's people and technology as well as its patent portfolio."

CEO of MTEM, Leon Walker, commented:

"We believe that a combined seismic and EM company will gain a stronger market position than as a stand-alone EM player. PGS' experience and size within Land and Offshore operations, marine rigging expertise, HSE track record, world wide market organization and presence and reputation will accelerate the commercialization of MTEMs technology. For MTEM this is a perfect match and we look forward to working together with PGS."

PGS INVITES TO A BRIEFING TODAY AT THON HOTEL VIKA ATRIUM , VIKA AUDITORIUM, MUNKEDAMSVEIEN 45 OSLO, NORWAY, AT 10:15 (CET).

PGS management will also inform through a conference call today at 16:00 (CET). To access the live broadcast of the conference call by telephone, please dial-in at the number provided below, corresponding to your location. The conference ID is 4658358.

                   LOCATION                    DIAL-IN NUMBER
                   Norway (toll free)          800 19 395
                   International (toll)        +44 145 255 2510
                   UK (toll free)              0800 694 2370
                   US (toll free)              1866 966 9444

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.



FOR DETAILS, CONTACT:
OLA B0STERUD
Phone:   +47 67 52 64 00
Mobile: +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone:   +47 67 51 43 16
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    June 20, 2007                            /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager